Exhibit 99.1

FOR IMMEDIATE RELEASE

Hollysys Automation Technologies Reports Unaudited

Financial Results for the Fiscal Year and the Quarter Ended June 30, 2015

Fiscal Year 2015 Financial Highlights

•	Non-GAAP net income attributable to Hollysys was $103.3 million, an increase of 18.9% compared to the prior year.

•	Total revenues were $531.4 million, an increase of 1.9% compared to the prior year.

•	Non-GAAP gross margin was at 41.2%, compared to 34.7% from the prior year.

•	Non-GAAP diluted EPS were at $1.72, an increase of 15.4% compared to the prior year.

•	Integrated Contracts Backlog was $568.5 million, an increase of 2.3% compared to the comparable prior year period.

•	Net cash provided by operating activities of $79.5 million for fiscal year 2015.

•	DSO of 176 days, compared to 150 days from the prior year.

•	Inventory turnover days of 41 days, compared to 36 days from the prior year.

Fourth Quarter of Fiscal Year 2015 Financial Highlights

•	Non-GAAP net income attributable to Hollysys was $23.0 million, a decrease of 9.8% compared to the comparable prior year period.

•	Total revenues were $142.2 million, a decrease of 10.5% compared to the comparable prior year.

•	Non-GAAP gross margin was at 41.4%, compared to 34.9% from the comparable prior year period.

•	Non-GAAP diluted EPS were at $0.38, a decrease of 11.6% compared to the comparable prior year period.

•	Net cash provided by operating activities was $76.6 million for the current quarter.

•	Quarterly DSO of 176 days, compared to 148 days from the comparable prior year period.

•	Inventory turnover days of 43 days, compared to 31 days from the comparable prior year period.

Hollysys Automation Technologies, Ltd August 13, 2015	Page 2

Beijing, China – August 13, 2015 – Hollysys Automation Technologies, Ltd. (NASDAQ: HOLI) ("Hollysys" or the "Company"), a leading provider of automation and control technologies and applications in China, today announced its unaudited financial results for the fiscal year 2015 and the quarter ended on June 30, 2015 (see attached tables). The management of Hollysys, stated:

In fiscal year 2015, we made solid achievements and delivered robust growth in several areas in terms of financial performance and business operation, and achieved higher than our expected net income guidance. When we enjoy the exciting moment, we also calmly evaluate the future opportunities and challenges and carefully plan for the future growth. Here we would like to discuss the achievements in the past fiscal year and strategies in the future in the respective segments:

In the industrial automation sector, during the past fiscal year, China was continuously adjusting its industry structure and reducing the capacity in some industries such as metallurgy, building material, paper mill and coal fire power, but we gained more market share from rising industries to make up the loss from decreasing industries and through winning more high-end projects such as Guangdong Yuedian Bohe Thermal Power Plant, Guohua Shouguang Coal Fire Power Plant, Datang Sanmenxia Coal Fire Generating Units and etc., to remain in good shape for our total industrial automation sector. In order to better cope with weak general environment, firstly, we have been continuously improving our industry solution capability and competition capability to strengthen industry marketing and influence on the base of regional network construction few years ago, and focus more on larger projects with more total solution supply. Secondly, we increased the higher gross margin products providing including Distributed Control System (“DCS”), Safety Instrumentation System (“SIS”) and advanced control software, to improve operation quality and profitability. Thirdly, we continued to provide quality service and maintenance to our customers, to set up long term working relationship with old customers and provide more value adding technologies to improve their operation. Fourthly, capture the new growth opportunities of energy conservation and emission reduction, and pursue the new business opportunities driven by intelligent and automated production and working.

The factory automation which is categorized in the industrial automation is relatively a new business but with strong potential, in this area we provide proprietary Programmable Logic Controller (“PLC”) and develop our proprietary solution and equipment, to the industries such as coal mining, waste water treatment, and the Traditional Chinese Medicine (“TCM”) which performed well in the past fiscal year and we expect solid growth in the coming year. We have built up the advanced technology platform, mature products and successful application track record in the above areas, and we’d like to seek more opportunities to replace labor and improve production efficiency for our customers.

Besides, we are expecting another strong growth driver of industrial automation from overseas market, we have established subsidiary companies and offices in India, Malaysia, and Singapore few years ago to provide our industrial automation products. We are currently enhancing the localization such as recruiting local talents and establishing local partnership, we believe that we will have the same strong advantages as in China like the quality products, better service and better value for money which will enable us to win more customers and enlarge overseas business scale.

In high-speed rail sector, we were continuously making remarkable achievements in fiscal year 2015. In this year, we signed several sizable ground-based high-speed rail signaling system contracts to provide the Train Control Centers (“TCC”) and other related products consecutively, including the Foshan-Zhaoqing intercity high-speed rail line which is the first TCC contract with Automatic Train Operation technology applied, Jinhua-Wenzhou high speed rail line, and Xi’an-Chengdu high-speed rail line Xi’an-Jiangyou section; and two batches of significant Automatic Train Protection (“ATP”) equipment providing contracts value at RMB 580 Million and RMB 118.7 Million respectively. The strong backlog and booming order pipeline make certain for another strong year ahead. We believe with our key position in China’s high-speed rail signaling system providing, superior products performance and well-reputed track record, we are well prepared to take more market share in the high-speed rail signaling in the near future. Besides that, our new product, track circuit is making significant progress, we expect to win first contract in fiscal year 2016 and becoming growth driver in the long run.

In subway sector, we signed the contract of Tianjin Subway Line 5, Shenzhen Subway Line 11 and Lanzhou Subway Line 1 to provide Supervisory Control and Data Acquisition System ("SCADA"). In the future, we will closely work with local subway authorities to explore the SCADA and subway signaling business opportunities both in China and aboard.

For overseas business, we were satisfied with Bond and Concord’ capability of winning orders and execution, and we are expecting strong business growth from the overseas sector. In the next phrase, we will continuously accelerate the overseas business expansion, ensure the healthy development of their business, increase our proprietary products and systems providing leveraging their market resources, and improve our overseas business gross margin.

Hollysys Automation Technologies, Ltd August 13, 2015	Page 3

In addition, analysts and investors are invited to attend our Annual Investor Day around mid-October, which will be filled with showcasing our whole executive team, insightful presentations from various corporate executives and facility tour, to further enhance our transparency, corporate investor relations and communication. Our shareholders who would like to participate in this annual event shall contact their brokerage firms or contact us directly to arrange the reservation; we are looking forward to meeting with you in October at our premises.

Fiscal Year and the Quarter Ended June 30, 2015 Unaudited Financial Results Summary

To facilitate a clear understanding of Hollysys’ operational results, a summary of unaudited non-GAAP financial results is shown as below:

(In USD thousands, except share numbers and per share data)

	Fiscal year ended			Three months ended
	Jun 30, 2015	Jun 30, 2014	% Change	Jun 30, 2015	Jun 30, 2014	% Change

Revenues	531,379	521,332	1.9%	142,189	158,852	(10.5)%
Integrated contract revenue	481,006	478,261	0.6%	127,141	137,216	(7.3)%
Products sales	39,762	31,922	24.6%	10,769	13,381	(19.5)%
Service rendered	10,611	11,149	(4.8)%	4,279	8,255	(48.2)%
Cost of revenues	312,523	340,296	(8.2)%	83,272	103,474	(19.5)%
Gross profit	218,856	181,036	20.9%	58,917	55,378	6.4%
Total operating expenses	81,801	74,229	10.2%	18,108	19,827	(8.7)%
Selling	26,263	28,257	(7.1)%	6,577	6,232	5.5%
General and administrative	48,292	36,730	31.5%	14,541	12,276	18.5%
Impairment of goodwill	1,855	-	-	1,855	-	-
Research and development	35,779	36,486	(1.9)%	7,517	8,443	(11.0)%
VAT refunds and government subsidies	(30,388)	(27,244)	11.5%	(12,382)	(7,124)	73.8%
Income from operations	137,054	106,807	28.3%	40,808	35,551	14.8%
Other income, net	2,233	1,537	45.3%	350	730	(52.1)%
Foreign exchange (losses) gains	(6,765)	794	(952.0)%	(6,757)	(280)	2313.2%
Gains on disposal of investment in an equity investee	80	-	-	-	-	-
Share of net gain (losses) of equity investees	(2,910)	(2,692)	8.1%	1,242	(915)	(235.7)%
Dividend income from a cost investee	249	-	-	-	-	-
Interest income	3,686	3,253	13.3%	1,239	906	36.8%
Interest expenses	(1,585)	(1,067)	48.5%	(591)	(311)	90.2%
Income tax expenses	26,040	19,861	31.1%	12,305	9,581	28.4%
Net income attributable to non-controlling interest	2,659	1,831	45.2%	955	575	66.1%
Non-GAAP net income attributable to Hollysys Automation Technologies Ltd.	103,343	86,940	18.9%	23,031	25,526	(9.8)%
Non-GAAP basic EPS	1.76	1.50	17.3%	0.39	0.44	(11.4)%
Non-GAAP diluted EPS	1.72	1.49	15.4%	0.38	0.43	(11.6)%

Share based compensation expenses	2,492	2,986	(16.5)%	854	870	(1.8)%
Amortization of acquired intangibles	4,454	5,413	(17.7)%	368	1,410	(73.9)%
Acquisition-related incentive share contingent consideration fair value adjustments	(368)	7,989	(104.6)%	2,611	1,782	46.5%
Acquisition-related cash contingent consideration fair value adjustments	201	931	(78.4)%	-	198	(100.0)%
Convertible bond related fair value adjustments	35	-	-	521	-	-
GAAP Net income attributable to Hollysys Automation Technologies Ltd.	96,529	69,621	38.6%	18,678	21,265	(12.2)%
GAAP basic EPS	1.65	1.20	37.5%	0.32	0.36	(11.1)%
GAAP diluted EPS	1.61	1.19	35.3%	0.31	0.36	(13.9)%

Basic weighted average common shares outstanding	58,612,596	57,926,333	1.2%	58,986,296	58,261,824	1.2%
Diluted weighted average common shares outstanding	60,134,203	58,426,642	2.9%	60,636,960	59,045,703	2.7%

Hollysys Automation Technologies, Ltd August 13, 2015	Page 4

Operational Results Analysis for the Fiscal Year Ended June 30, 2015

Comparing to the prior fiscal year, the total revenues for fiscal year 2015 increased from $521.3 million to $531.4 million, representing an increase of 1.9%. Broken down by the revenue types, integrated contracts revenue increased by 0.6% to $481.0 million, products sales revenue increased by 24.6% to $39.8 million, and services revenue decreased by 4.8% to $10.6 million.

The Company’s total revenues can also be presented in segments as shown in the following chart:

(In USD thousands)

	Fiscal year ended Jun 30,
	2015		2014
	$	% to Total Revenue	$	% to Total Revenue
Industrial Automation	213,253	40.1%	224,366	43.0%
Rail Transportation Automation	193,274	36.4%	178,134	34.2%
Mechanical and Electrical Solution	110,030	20.7%	108,846	20.9%
Miscellaneous	14,822	2.8%	9,986	1.9%
Total	531,379	100.0%	521,332	100.0%

Overall gross margin excluding non-cash amortization of acquired intangibles (non-GAAP gross margin) was 41.2% for fiscal year 2015, as compared to 34.7% for the prior year. The non-GAAP gross margin for integrated contracts, product sales, and services rendered were 38.5%, 68.4% and 61.4% for fiscal year 2015, as compared to 32.1%, 63.7%, and 63.3% for the prior year respectively. The gross margin fluctuation was mainly due to the different revenue mix with different margin. The GAAP overall gross margin which includes non-cash amortizatvion of acquired intangibles was 40.3% for fiscal year 2015, as compared to 33.7% for the prior year. The GAAP gross margin for integrated contracts, product sales, and service rendered were 37.6%, 68.4% and 61.4% for fiscal year 2015, as compared to 31.0%, 63.7%, and 63.3% for the prior year respectively.

Selling expenses were $26.3 million for fiscal year 2015, representing a decrease of $2.0 million or 7.1% compared to $28.3 million for the prior year mainly due to the Company’s efforts in efficiency improvement. Presented as a percentage of total revenues, selling expenses were 4.9% and 5.4% for fiscal year 2015 and 2014, respectively.

General and administrative expenses, excluding non-cash share-based compensation expenses (non-GAAP G&A expenses), were $48.3 million for fiscal year 2015, representing an increase of $11.6 million, or 31.5%, as compared to $36.7 million for the prior year. The increase was mainly due to an increase of $6.9 million in bad debt provision made by the Company at fiscal year end from a conservative consideration. In additional other factors contribute to the increase of the G&A including employee compensation expenses of $2.7 million, and amortization and depreciation expenses of $0.8 million. Presented as a percentage of total revenues, non-GAAP G&A expenses were 9.1% and 7.0% for fiscal year 2015 and 2014 respectively. The GAAP G&A expenses which include the non-cash share-based compensation expenses were $50.8 million and $39.7 million for fiscal year 2015 and 2014, respectively.

Impairment of goodwill was $1.9 million for fiscal year 2015. As the result of new projects delaying, the Concord group’s performance was slightly deviate from previous expectation, which led the company to make an estimation of impairment of goodwill related to Concord acquisition.

Research and development expenses were $35.8 million for fiscal year 2015, a decrease of $0.7 million or 1.9% compared to $36.5 million for the prior year. Presented as a percentage of total revenues, R&D expenses were 6.7% and 7.0% for fiscal year 2015 and 2014, respectively.

The VAT refunds and government subsidies were $30.4 million for fiscal year 2015, as compared to $27.2 million for the prior year, representing a $3.1 million or 11.5% increase which primarily due to the increase of the VAT refunds for $3.4 million.

The income tax expenses and the effective tax rate were $26.0 million and 20.8% for fiscal year 2015, as compared to $19.9 million and 21.8% for the prior year. When excluding the impact of non-GAAP adjustments on the income before income taxes, the effective tax rate would have been 19.7% for fiscal year 2015 and 18.3% for the prior year. In additional, total of $3.3 million and $1.4 million withholding tax expenses were accrued for the potential profits distribution from PRC to overseas in fiscal year 2015 and 2014 respectively. Eliminating the impact of the withholding tax, the effective tax rate would have been 17.2% and 17.0% respectively.

The non-GAAP net income attributable to Hollysys, which excludes non-cash share-based compensation expenses, amortization of acquired intangibles and acquisition-related consideration fair value adjustments was $103.3 million or $1.72 per diluted share based on 60.1 million shares outstanding for fiscal year 2015. This represents a 15.4% increase over the $86.9 million or $1.49 per share based on 58.4 million shares outstanding reported in prior year. On a GAAP basis, net income attributable to Hollysys was $96.5 million or $1.61 per diluted share representing an increase 35.3% over the $69.6 million or $1.19 per diluted share reported in prior year.

Hollysys Automation Technologies, Ltd August 13, 2015	Page 5

Operational Results Analysis for the Quarter Ended June 30, 2015

Comparing to the fourth quarter of the prior fiscal year, the total revenues for the three months ended June 30, 2015 decreased from $158.9 million to $142.2 million, representing a decrease of 10.5%. Broken down by the revenue types, integrated contracts revenue decreased by 7.3% to $127.1 million, products sales revenue decreased by 19.5% to $10.8 million, and services revenue decreased by 48.2% to $4.3 million.

The Company’s total revenues can also be presented in segments as shown in the following chart:

(In USD thousands)

	Three months ended Jun 30,
	2015		2014
	$	% to Total Revenue	$	% to Total Revenue
Industrial Automation	57,661	40.6%	61,464	38.6%
Rail Transportation Automation	62,728	44.0%	60,434	38.0%
Mechanical and Electrical Solution	17,091	12.0%	34,409	21.8%
Miscellaneous	4,709	3.4%	2,545	1.6%
Total	142,189	100.0%	158,852	100.0%

Overall gross margin excluding non-cash amortization of acquired intangibles (non-GAAP gross margin) was 41.4% for the three months ended June 30, 2015, as compared to 34.9% for the same period of the prior year. The non-GAAP gross margin for integrated contracts, product sales, and services rendered were 39.2%, 61.1% and 59.4% for the three months ended June 30, 2015, as compared to 29.8%, 62.6% and 73.9% for the same period of the prior year respectively. The gross margin fluctuation was mainly due to the different revenue mix with different margin. The GAAP overall gross margin which includes non-cash amortization of acquired intangibles was 41.2% for the three months ended June 30, 2015, as compared to 34.0% for the same period of the prior year. The GAAP gross margin for integrated contracts, product sales, and service rendered were 38.9%, 61.1% and 59.4% for the three months ended June 30, 2015, as compared to 28.8%, 62.6% and 73.9% for the same period of the prior year respectively.

Selling expenses were $6.6 million for the three months ended June 30, 2015, representing an increase of $0.3 million or 5.5% compared to $6.2 million for the same quarter of the prior year. Presented as a percentage of total revenues, selling expenses were 4.6% and 3.9% for the three months ended June 30, 2015, and 2014, respectively.

General and administrative expenses, excluding non-cash share-based compensation expenses (non-GAAP G&A expenses), were $14.5 million for the quarter ended June 30, 2015, representing an increase of $2.3 million, or 18.5%, as compared to $12.3 million for the same period of the prior year. The increase was mainly due to an increase of $5.0 million in bad debt provision made by the Company at fiscal year end from a conservative consideration. Presented as a percentage of total revenues, non-GAAP G&A expenses were 10.2% and 7.7% for quarters ended June, 2015 and 2014 respectively. The GAAP G&A expenses which include the non-cash share-based compensation expenses were $15.4 million and $13.1 million for the three months ended June 30, 2015 and 2014, respectively.

Research and development expenses were $7.5 million for the three months ended June 30, 2015, a decrease of $0.9 million or 11.0% compared to $8.4 million for the same quarter of the prior year. Presented as a percentage of total revenues, R&D expenses were 5.3% and 5.3% for the quarter ended June 30, 2015 and 2014, respectively.

The VAT refunds and government subsidies were $12.4 million for three months ended June 30, 2015, as compared to $7.1 million for the same period in the prior year, representing a $5.3 million or 73.8% increase which primarily due to the increase of the VAT refunds for $4.9 million.

The income tax expenses and the effective tax rate were $12.3 million and 38.5% for the three months ended June 30, 2015, as compared to $9.6 million and 30.5% for comparable prior year period. When excluding the impact of non-GAAP adjustments on the income before income taxes, the effective tax rate would have been 33.9% for the current quarter and 26.9% for the comparable prior year period. In addition, during the fourth quarter of fiscal year 2015 and 2014, $3.3 million and $1.4 million withholding tax expenses were accrued for the potential profits distribution from PRC to overseas respectively. Excluding the impact of the withholding tax, the effective tax rate would be 24.9% and 23.0% respectively.

The non-GAAP net income attributable to Hollysys, which excludes non-cash share-based compensation expenses, amortization of acquired intangibles and acquisition-related consideration fair value adjustments was $23.0 million or $0.38 per diluted share based on 60.6 million shares outstanding for the three months ended June 30, 2015. This represents a 11.6% decrease over the $25.5 million or $0.43 per share based on 59.0 million shares outstanding reported in the comparable prior year period. On a GAAP basis, net income attributable to Hollysys was $18.7 million or $0.31 per diluted share representing a decrease 13.9% over the $21.3 million or $0.36 per diluted share reported in the comparable prior year period.

Hollysys Automation Technologies, Ltd August 13, 2015	Page 6

Integrated Contracts Backlog Highlights

Hollysys’ backlog for integrated contracts as of June 30, 2015 was $568.5 million, representing an increase of 14.0% compared to $498.7 million as of March 31, 2015, and an increase of 2.3% compared to $556.0 million as of June 30, 2014. The detailed breakdown of the backlog for integrated contracts by segments is shown below:

(In USD thousands)			Quarter-over-Quarter Analysis			Year-over-Year Analysis
	2015-06-30		2015-03-31			2014-06-30
	$	% to Total Backlog	$	% to Total Backlog	% Change	$	% to Total Backlog	% Change
Industrial Automation	134,100	23.6%	145,330	29.1%	(7.7%)	178,660	32.2%	(24.9%)
Rail Transportation Automation	299,010	52.6%	257,450	51.7%	16.1%	262,080	47.1%	14.1%
Mechanical and Electrical Solution	135,420	23.8%	95,910	19.2%	41.2%	115,210	20.7%	17.5%
Total	568,530	100.0%	498,690	100.0%	14.0%	555,950	100.0%	2.3%

Cash Flow Highlights

For the fiscal year ended June 30, 2015, the total net cash inflow was $45.7 million. The net cash provided by operating activities was $79.5 million. The net cash used in investing activities was $40.2 million, the outflow was mainly due to the $33.4 million time deposit with original maturities over three months placed with the bank and the $14.6 million used to settle the third cash consideration in connection to the acquisition of the Bond Group. The outflow was partially offset by the cash inflow generated from matured time deposits with original maturities over three months for the amount of $11.6 million. The net cash provided by financing activities was $1.1 million. During the current year, we received $20.0 million convertible loan from International Finance Corporation and $25.1 million short-terms loans from various banks. These cash inflow was partially offset by dividend payment of $23.5 million plus the repayment of short-term and long-term loan for $12.6 million and $8.8 million respectively.

For the three months ended June 30, 2015, the total net cash inflow was $56.8 million. The net cash provided by operating activities was $76.6 million. The net cash used in investing activities was $22.5 million, the majority of which was time deposits with original maturities over three months placed with banks for the amount of $22.7 million. The net cash used in financing activities was $3.3 million.

Balance Sheet Highlights

The total amount of cash and cash equivalents and time deposits with original maturities over three months were $257.5 million, $179.7 million, and $190.5 million as of June 30, March 31, 2015 and June 30, 2014, respectively. As of June 30, 2015, the company held $207.8 million in cash and cash equivalents and $49.7 million in time deposits with original maturities over three months.

For fiscal year ended June 30, 2015, Days Sales Outstanding (“DSO”) was 176 days, as compared to 150 days from the prior year; and inventory turnover was 41 days, as compared to 36 days from the prior year.

For the three months ended June 30, 2015, Days Sales Outstanding (“DSO”) was 176 days, as compared to 148 days from the comparable prior year period and 228 days from last quarter; and inventory turnover was 43 days, as compared to 31 days from the comparable prior year period and 66 days from last quarter.

Outlook for FY 2016

The management concluded, “Given our strong backlog currently on-hand and sales pipeline envisioned so far, we reiterate our guidance for fiscal year 2016 with revenue in the range of $565 million to $600 million and non-GAAP net income in the range of $110 million to $120 million.”

Conference Call

The Company will host a conference call at 9:00 p.m. U.S. Eastern Time on August 13, 2015 / 9:00 a.m. Beijing Time on August 14, 2015, to discuss the financial results for the fiscal year 2015 fourth quarter and fiscal year ended June 30, 2015 and business outlook.

To participate, please call the following dial-in numbers ten minutes before the scheduled start of the call. The conference call identification number is 8523537.

4001-200-539 (China)
+1-855-298-3404 (United States)
800-905-927 (Hong Kong)
+852-5808-3202 (Hong Kong)
0800-015-9725 (United Kingdom)
+44(0)20 3078 7622 (United Kingdom)
800-616-3222 (Singapore)
+65 6823 2299 (Singapore/International)

In addition, a recording of the conference call will be accessible within 24 hours via Hollysys' website at: http://ir.hollysys.com/.

Hollysys Automation Technologies, Ltd August 13, 2015	Page 7

About Hollysys Automation Technologies, Ltd. (NASDAQ: HOLI)

Hollysys Automation Technologies is a leading provider of automation and control technologies and applications in China that enables its diversified industry and utility customers to improve operating safety, reliability, and efficiency. Founded in 1993, Hollysys has approximately 3,600 employees with nationwide presence in over 60 cities in China, with subsidiaries and offices in Singapore, Malaysia, Dubai, India, and serves over 5,000 customers more than 20,000 projects in the industrial, railway, subway & nuclear industries in China, South-East Asia, and the Middle East. Its proprietary technologies are applied in its industrial automation solution suite including DCS (Distributed Control System), PLC (Programmable Logic Controller), RMIS (Real-time Management Information System), HAMS (HolliAS Asset Management System), OTS (Operator Training System), HolliAS BATCH (Batch Application Package), HolliAS APC Suite (Advanced Process Control Package), SIS (Safety Instrumentation System), high-speed railway signaling system of TCC (Train Control Center), ATP (Automatic Train Protection), Subway Supervisory and Control platform, SCADA (Surveillance Control and Data Acquisition), nuclear power plant automation and control system and other products.

SAFE HARBOUR:

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  All statements, other than statements of historical fact included herein are "forward-looking statements," including statements regarding: the ability of the Company to achieve its commercial objectives; the business strategy, plans and objectives of the Company and its subsidiaries; and any other statements of non-historical information. These forward-looking statements are often identified by the use of forward-looking terminology such as "believes," "expects" or similar expressions, involve known and unknown risks and uncertainties.  Such forward-looking statements, based upon the current beliefs and expectations of Hollysys' management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements.  Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company's reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

For further information, please contact:

Hollysys Automation Technologies, Ltd.

www.hollysys.com
+86-10-5898-1386
investors@hollysys.com

Hollysys Automation Technologies, Ltd August 13, 2015	Page 8

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(In USD thousands, except share numbers and per share data)

	Fiscal year ended June 30,		Three months ended June 30,
	2015	2014	2015	2014
	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
Revenues
Integrated contract revenue	$481,006	$478,261	$127,141	$137,216
Products sales	39,762	31,922	10,769	13,381
Revenue from service	10,611	11,149	4,279	8,255
Total revenues	531,379	521,332	142,189	158,852

Costs of integrated contracts	300,332	330,039	77,712	97,723
Costs of products sold	12,547	11,580	4,191	5,006
Costs of services rendered	4,098	4,090	1,737	2,155
Gross profit	214,402	175,623	58,549	53,968

Operating expenses
Selling	26,263	28,257	6,577	6,232
General and administrative	50,784	39,716	15,395	13,146
Impairment of goodwill	1,855	-	1,855	-
Research and development	35,779	36,486	7,517	8,443
VAT refunds and government subsidies	(30,388)	(27,244)	(12,382)	(7,124)
Total operating expenses	84,293	77,215	18,962	20,697
Income from operations	130,109	98,408	39,587	33,271

Other incomes (expenses), net	2,600	(6,452)	(2,261)	(1,052)
Foreign exchange (losses) gains	(6,765)	794	(6,757)	(280)
Gains on disposal of investment in an equity investee	80	-	-	-
Share of net gains (losses) of equity investees	(2,910)	(2,692)	1,242	(915)
Dividend income from a cost investee	249	-	-	-
Interest income	3,686	3,253	1,239	906
Interest expenses	(1,821)	(1,998)	(1,112)	(509)
Income before income taxes	125,228	91,313	31,938	31,421

Income taxes expenses	26,040	19,861	12,305	9,581
Net income	99,188	71,452	19,633	21,840

Net income attributable to non-controlling interest	2,659	1,831	955	575
Net income attributable to Hollysys Automation Technologies Ltd. stockholders	$96,529	$69,621	$18,678	$21,265

Other comprehensive income, net of tax of nil
Translation adjustments	1,256	2,146	9,626	1,687
Comprehensive income	100,444	73,598	29,259	23,527

Comprehensive income attributable to non-controlling interest	1,869	1,837	982	574
Comprehensive income attributable to Hollysys Automation Technologies Ltd. stockholders	$98,575	$71,761	$28,277	$22,953

Net income per ordinary share:
Basic	1.65	1.20	0.32	0.36
Diluted	1.61	1.19	0.31	0.36
Weighted average ordinary shares used in income per share computation:
Basic	58,612,596	57,926,333	58,986,296	58,261,824
Diluted	60,134,203	58,426,642	60,636,960	59,045,703

Hollysys Automation Technologies, Ltd August 13, 2015	Page 9

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.

CONSOLIDATED BALANCE SHEETS

(In USD thousands, except share numbers and per share data)

	June 30,	Mar 31,
	2015	2015
	(Unaudited)	(Unaudited)
ASSETS
Current Assets
Cash and cash equivalents	207,834	$151,063
Time deposits with maturities over three months	49,650	28,647
Restricted cash	25,337	25,215
Accounts receivable, net of allowance for doubtful accounts of $34,259 and $27,528 as of June 30, 2015 and March 31, 2015, respectively	252,538	292,683
Costs and estimated earnings in excess of billings, net of allowance for doubtful accounts of $11,144 and $5,407 as of June 30, 2015 and March 31, 2015, respectively	156,801	176,117
Other receivables, net of allowance for doubtful accounts of $638 and $350 as of June 30, 2015 and March 31, 2015, respectively	12,471	11,937
Advances to suppliers	15,286	18,735
Amounts due from related parties	47,612	35,183
Inventories	34,706	42,298
Prepaid expenses	595	833
Income tax recoverable	597	570
Deferred tax assets	3,214	3,199
Total current assets	806,640	786,480

Restricted cash	3,994	4,100
Prepaid expenses	13	115
Property, plant and equipment, net	80,222	79,675
Prepaid land leases	11,649	11,624
Acquired intangible assets, net	1,693	2,033
Investments in equity investees	12,512	10,669
Investments in cost investees	4,464	4,444
Goodwill	59,918	60,468
Deferred tax assets	2,581	6,492

Total assets	983,686	966,099

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Short-term bank loans	16,295	17,512
Current portion of long-term bank loans	14,111	13,310
Accounts payable	105,292	113,218
Construction costs payable	1,159	1,154
Deferred revenue	130,052	151,475
Accrued payroll and related expenses	11,982	8,426
Income tax payable	5,732	3,623
Warranty liabilities	7,310	6,150
Other tax payables	20,147	24,008
Accrued liabilities	31,299	25,821
Amounts due to related parties	10,248	1,915
Deferred tax liabilities	5,888	5,489
Current portion of acquisition-related consideration	15,081	12,470
Total current liabilities	374,596	384,571

Long-term bank loans	20,551	23,406
Deferred tax liabilities	77	1,080
Long-term warranty liabilities	3,077	2,744

Total liabilities	398,301	411,801

Commitments and contingencies	-	-

Equity
Ordinary shares, par value $0.001 per share, 100,000,000 shares authorized; 58,358,521 and 58,249,021 shares issued and outstanding as of June 30, 2015 and March 31, 2015, respectively	58	58
Additional paid-in capital	192,768	190,941
Statutory reserves	30,248	28,547
Retained earnings	318,441	301,463
Accumulated other comprehensive income	37,585	27,986
Total Hollysys Automation Technologies Ltd. stockholder’s equity	579,100	548,995

Non-controlling interest	6,285	5,303
Total equity	585,385	554,298

Total liabilities and equity	983,686	$966,099

Hollysys Automation Technologies, Ltd August 13, 2015	Page 10

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In USD thousands)

	Fiscal year ended Jun 30, 2015	Three months ended Jun 30, 2015
	(Unaudited)	(Unaudited)
Cash flows from operating activities:
Net income	$99,188	$19,633
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property, plant and equipment	8,508	1,623
Amortization of prepaid land leases	197	47
Amortization of intangible assets	4,454	368
Allowance for doubtful accounts	17,418	10,516
Losses on disposal of property, plant and equipment	598	105
Impairment of goodwill	1,855	1,855
Share of net losses (incomes) from equity investees	2,617	(1,534)
Share-based compensation expenses	2,492	854
Deferred income tax expenses	4,892	3,283
Acquisition-related consideration adjustments	(166)	2,611
Accretion of convertible bond discount	(158)	(158)
Convertible bond related fair value adjustment	35	521
Changes in operating assets and liabilities:
Accounts receivable	(8,613)	35,287
Costs and estimated earnings in excess of billings	19,062	16,986
Inventories	560	7,759
Advances to suppliers	(3,690)	3,466
Other receivables	(1,928)	(815)
Deposits and other assets	(13,375)	473
Due from related parties	(23,740)	(12,494)
Accounts payable	(28,994)	(8,984)
Deferred revenue	(980)	(22,130)
Accruals and other payable	6,781	10,987
Due to related parties	6,234	8,315
Income tax payable	(6,153)	1,999
Other tax payables	(7,622)	(4,006)
Net cash provided by operating activities	79,472	76,567

Cash flows from investing activities:
Time deposits with original maturities over three months placed with banks	(33,416)	(22,687)
Purchases of property, plant and equipment	(4,553)	(2,491)
Proceeds from disposal of property, plant and equipment	794	630
Maturity of time deposits with original maturities over three months	11,551	2,018
Acquisition of a subsidiary, net of cash acquired	(14,600)	-
Net cash used in investing activities	(40,224)	(22,530)

Cash flows from financing activities:
Proceeds from short-term bank loans	25,074	559
Repayments of short-term bank loans	(12,631)	(2,287)
Proceeds from convertible bond	20,000	-
Convertible bond issuance cost	(349)	-
Repayments of long-term bank loans	(8,813)	(2,542)
Proceeds from exercise of share options	1,280	973
Payment of dividends	(23,478)	-
Net cash provided by (used in) financing activities	1,083	(3,297)

Effect of foreign exchange rate changes	5,344	6,031
Net increase in cash and cash equivalents	$45,675	$56,771

Cash and cash equivalents, beginning of period	$162,159	$151,063
Cash and cash equivalents, end of period	207,834	207,834

Hollysys Automation Technologies, Ltd August 13, 2015	Page 11

Non-GAAP Measures

In evaluating our results, the non-GAAP measures of “Non-GAAP general and administrative expenses”, “Non-GAAP net income attributable to Hollysys Automation Technologies Ltd. stockholders”, “Non-GAAP basic earnings per share”, and “Non-GAAP diluted earnings per share” serve as additional indicators of our operating performance and not as a replacement for other measures in accordance with U.S. GAAP. We believe these non-GAAP measures are useful to investors, as they exclude the non-cash share-based compensation expenses, which is calculated based on the number of shares or options granted and the fair value as of the grant date, amortization of acquired intangibles, acquisition-related consideration fair value adjustments and convertible bond related fair value adjustment. They will not result in any cash inflows or outflows. We believe that using non-GAAP measures help our shareholders to have a better understanding of our operating results and growth prospects. In addition, given the business nature of Hollysys, it has been a common practice for investors to use such non-GAAP measures to evaluate the Company.

The following table provides a reconciliation of U.S. GAAP measures to the non-GAAP measures for the periods indicated:

(In USD thousands, except share numbers and per share data)

	Fiscal year ended		Three months ended
	Jun 30,		Jun 30,
	2015	2014	2015	2014
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Cost of integrated contracts	$300,332	$330,039	$77,712	$97,723
Less: amortization of acquired intangibles	4,454	5,413	368	1,410
Non-GAAP cost of integrated contracts	$295,878	$324,626	$77,344	$96,313

General and administrative expenses	$50,784	$39,716	$15,395	$13,146
Less: Share-based compensation expenses	2,492	2,986	854	870
Non-GAAP general and administrative expenses	$48,292	$36,730	$14,541	$12,276

Other income (expenses), net	$2,600	$(6,452)	$(2,261)	$(1,052)
Add: acquisition-related incentive share contingent consideration fair value adjustments	(368)	7,989	2,611	1,782
Non-GAAP other income, net	$2,233	$1,537	$350	$730

Interest expenses	$(1,821)	$(1,998)	$(1,112)	$(509)
Add: acquisition-related cash consideration adjustments	201	931	-	198
Add: convertible bond related fair value adjustment	35	-	521	-
Non-GAAP Interest expenses	$(1,585)	$(1,067)	$(591)	$(311)

Net income attributable to Hollysys Automation Technologies Ltd. stockholders	$96,529	$69,621	$18,678	$21,265
Add:
Share based compensation expenses	2,492	2,986	854	870
Amortization of acquired intangible assets	4,454	5,413	368	1,410
Acquisition-related consideration adjustments	(166)	8,920	2,611	1,981
Convertible bond related fair value adjustment	35	-	521	-
Non-GAAP net income attributable to Hollysys Automation Technologies Ltd. stockholders	$103,343	$86,940	$23,031	$25,526

Weighted average number of basic ordinary shares	58,612,596	57,926,333	58,986,296	58,261,824
Weighted average number of diluted ordinary shares	60,134,203	58,426,642	60,636,960	59,045,703
Non-GAAP basic earnings per share	$1.76	$1.50	$0.39	$0.44
Non-GAAP diluted earnings per share	$1.72	$1.49	$0.38	$0.43